 Ex. 99.28(p)(10)

Policy Regarding Material Non-Public Information

Amended as of March 2022

THE SCOPE AND PURPOSE OF THE POLICY

It is a violation of United States federal law and a serious breach of ClearBridge's policies for any employee to trade in, or recommend trading in, the securities of a company, either for his/her personal gain or on behalf of the firm or its clients, while in possession of material, nonpublic information ("inside information") which may come into his/her possession either in the course of performing his/her duties, or through personal contacts. Such violations could subject you, ClearBridge and our affiliates, to significant civil as well as criminal liability, including the imposition of monetary penalties, and could also result in irreparable harm to the reputation of ClearBridge. Tippees (i.e., persons who receive material, nonpublic information) also may be held liable if they trade or pass along such information to others.

Further, it is a violation of anti-fraud provisions of the Advisers Act for employees who are or become aware of transactions being considered for clients or are aware of the portfolio holdings in the Reportable Funds or client accounts to which ClearBridge (or an affiliate) acts an adviser to disclose such information to a party who has "no need to know" or to trade on such information for personal gain by, among other things, front-running or market timing.

The US Insider Trading and Securities Fraud Enforcement Act of 1988 ("ITSFEA") requires all broker-dealers and investment advisers to establish and enforce written policies and procedures reasonably designed to prevent misuse of material, non-public information. Although ITSFEA itself does not define "insider trading", the US Supreme Court has previously characterized it as the purchase or sale of securities (which include debt instruments and put and call options and other derivative instruments) while in possession of information which is both material and non-public, i.e., information not available to the general public about the securities or related securities, the issuer and in some cases, the markets for the securities. The provisions of ITSFEA apply both to trading while in possession of such information and to communicating such information to others who might trade on it improperly.

MATERIALITY

Inside information is generally understood as material information about an issuer of publicly-traded securities that has not been disseminated to the public. Inside information is material if it would be likely to have an effect on the price of the issuer's securities or if a reasonable investor would be likely to consider it important in making his/her decision on whether to buy, hold or sell a security or how to vote a proxy. Such information usually originates from the issuer itself and could include, among other things, knowledge of a company's earnings or dividends, a significant change in the value of assets, changes in key personnel or plans for a merger or acquisition.

For example, a portfolio manager or analyst may receive information about an issuer's earnings or a new product in a private communication with the issuer. Such information is usually considered material and is generally inside information if it has not been effectively disseminated to the public at large. As a general rule, any information received from an issuer that has not been made public in a press release or a public filing or through other means will be considered inside information. Upon learning the information, the employee may not purchase or sell securities of the issuer for him/herself or for any account under management or disclose such information to others, until the information is effectively disseminated to the public.

In light of recent prosecutions, regulators have focused on expert networks as providing a significant risk for the passing of material non-public information to portfolio managers and analysts. Due to this heightened scrutiny, Compliance has added certain monitoring procedures to its oversight program to ensure that employees do not trade for themselves or clients based upon material non-public information garnered from or through expert networks.

Market information which emanates from outside a corporate issuer but affects the market price of an issuer's securities can also be inside information. For example, inside information can also originate within ClearBridge itself. This would include knowledge of activities or plans of an affiliate, or knowledge of securities transactions that are being considered or executed by ClearBridge itself on behalf of clients. Inside information can also be obtained from knowledge about a client that an employee has discovered in his/her dealings with that client. Inside information pertaining to a particular issuer could also involve information about another company that has a material relationship to the issuer, such as a major supplier's decision to increase its prices. Moreover, non-public information relating to portfolio holdings in a Reportable Fund or client account can be used to market-time or engage in other activities that are detrimental to the Reportable Fund and its shareholders.

In addition, Rule 14e-3 under the Exchange Act makes it unlawful to buy or sell securities while in possession of material information relating to a tender offer, if the person buying or selling the securities knows or has reason to know that the information is nonpublic and has been acquired, directly or indirectly from the person making or planning to make the tender offer, from the target company, or from any officer, director, partner or employee or other person acting on behalf of either the bidder or the target company. This rule prohibits not only trading, but also the communication of material, nonpublic information relating to a tender offer to another person in circumstances under which it is reasonably foreseeable that the communication will result in a trade by someone in possession of the material, nonpublic information.

PROCEDURES AND RESPONSIBILITIES OF EMPLOYEES

1.	Personnel who acquire non-public information (that may possibly be material) about a company are immediately prohibited from:

(a)	trading in the securities of that company or related securities and financial instruments whether for client accounts or for any personal accounts, and

(b)	communicating the information either inside or outside ClearBridge except as provided below.

2.	Personnel who acquire non-public information should report the matter to the Chief Compliance Officer or the Compliance Department.

3.	After the General Counsel/Chief Compliance Officer or the Compliance Department have reviewed the issue, you will be instructed to either continue the prohibitions against trading and communicating, or the restrictions on trading and communicating the information will be lifted.

4.	Personnel who are aware of the portfolio holdings in Reportable Funds and other client accounts because of their responsibilities within ClearBridge are precluded from disclosing such information to others within ClearBridge and Franklin Resources, Inc. (“Franklin”) who do not have a "need to know."

5.	Personnel who are aware of the portfolio holdings in Reportable Funds and other client accounts because of their responsibilities within ClearBridge are precluded from disclosing such information to others outside of ClearBridge or Franklin, except as required to fulfill their work-related responsibilities. Disclosure of the portfolio holdings of Reportable Funds shall only be made in compliance with such Funds' portfolio holdings disclosure policy.

6.	Each time a person subject to ClearBridge’s Code of Ethics requests preclearance for a personal securities transaction, s/he will certify that, to the best of his/her knowledge, s/he is not trading on the basis of material non-public information.

PENALTIES

Penalties for trading on or communicating material, nonpublic information are severe, both for the individuals involved in such unlawful conduct and their employers. Under the law, a person can be subject to some or all of the penalties below, even if s/he does not personally benefit from the violation.

Penalties include:

1)	civil injunctions;

2)	disgorgement of profits;

3)	treble damages - fines for the access person who committed the violation, of up to 3 times the profit gained or loss avoided, whether or not the person actually benefited;

4)	fines for the employer or other controlling person of up to the greater of $1,000,000, or 3 times the profit gained or loss avoided; and

5)	jail sentences.

September 12, 2006

Amended August 29, 2007

Amended September 12, 2012

Amended August 26, 2015

Amended September 6, 2016

Amended December 12, 2016

Amended March 2022